Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 5 DATED JULY 8, 2021 TO THE

PROSPECTUS DATED MARCH 19, 2021

This prospectus supplement no. 5 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated March 19, 2021, prospectus supplement no. 1 dated April 15, 2021, prospectus supplement no. 2 dated April 29, 2021, prospectus supplement no. 3 dated May 17, 2021 and prospectus supplement no. 4 dated June 15, 2021 (collectively, the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•	to disclose a change in the monthly management fee that we pay to the Advisor;
•	to disclose a change in the expenses of the Advisor, the Sub-Advisor and their affiliates that we have agreed to reimburse; and
•	to disclose our entry into an Expense Limitation Agreement with the Advisor and the Sub-Advisor.

Management Compensation

Effective July 1, 2021, the advisory agreement by and among us, the Operating Partnership and the Advisor was amended and restated.  The new advisory agreement amends the fixed component of the management fee we pay the Advisor and the expenses that we may reimburse to the Advisor and Sub-Advisor. In addition and also effective on July 1, 2021, we amended and restated our sub-advisory agreement and entered into an Expense Limitation Agreement with the Advisor and the Sub-Advisor, which are also described below.

The following rows in the table that begins on p. 95 of the base prospectus under “Management Compensation” and all other references in the prospectus to the fixed monthly management fee that we pay to the Advisor and the expenses of the Advisor and the Sub-Advisor that we reimburse are each updated as follows.

Operational Activities
Management Fee(6)—The Advisor

Prior to July 1, 2021, we paid the Advisor a fixed monthly management fee equal to 1.25% per annum of the gross value of our assets, provided that any such monthly payment shall not exceed 1/12th of 2.5% of our NAV. Effective July 1, 2021, we pay the Advisor a fixed monthly management fee equal to 1/12th of 1.25% of our average NAV.

The management fee may be paid, at the Advisor’s or the Sub-Advisor’s election, in cash or Class I shares. To the extent that the Advisor or the Sub-Advisor elects to have any portion of the management fee paid in Class I shares, we may repurchase such Class I shares from the Advisor, or the Sub-Advisor if such Class I shares have been allocated to the Sub-Advisor pursuant to the Sub-Advisory Agreement, at a later date. Shares of our Class I common stock obtained by the Advisor (or reallocated to the Sub-Advisor) will not be subject to either the one-year holding requirement or the repurchase limits of our share repurchase plan.

Actual amounts of the fixed management fee depend upon our aggregate NAV. The fixed management fee attributed to the shares sold in this offering will equal approximately $24.7 million per annum if we sell the maximum amount in our primary offering (before giving effect to any shares issued under our distribution reinvestment plan), assuming that (i) the NAV per share of our shares remains constant and (ii) the fixed management fee is calculated using the methodology effective July 1, 2021.

Operating Expense Reimbursement—The Advisor and the Sub-Advisor

Effective July 1, 2021, we reimburse for all of the expenses attributable to us or our subsidiaries, including the Operating Partnership, and paid or incurred by the Advisor, the Sub-Advisor or their respective affiliates in providing services to us under the Advisory Agreement.

The expenses for which the Advisor may be reimbursed include, without limitation: (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other services providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (2) expenses of managing and operating our investments and properties, (3) out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, origination, financing and development of our investments, whether or not such investments are originated or acquired, and (4) personnel and related employment costs incurred by the Advisor, Sub-Advisor, or their affiliates in performing the services described in the Advisory Agreement, including but not limited to reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services, provided that no reimbursement will be made for costs of such employees of the Advisor, Sub-Advisor or their affiliates to the extent that such employees serve as our executive officers.

The reimbursement of expenses is subject to the 2%/25% limitation set forth in our charter that operating expenses (including the advisory fees) during any four consecutive fiscal quarters cannot exceed the greater of (i) 2% of our average invested assets or (ii) 25% of our net income, unless the excess amount is approved by a majority of our independent directors.

Effective July 1, 2021, the Advisor and the Sub-Advisor have agreed to waive reimbursement of or pay, on a quarterly basis, our annualized ordinary operating expenses for such quarter to the extent such expenses exceed 1.5% per annum of our average monthly net assets attributable to each of our classes of common stock. See “Management—Expense Limitation Agreement.”

Actual amounts of expenses that we reimburse to the Advisor and Sub-Advisor are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Expense Reimbursement

The second and third paragraphs in the section “Management—The Advisory Agreement” that begins on p. 88 of the base prospectus is updated as follows, and all other references in the prospectus to the reimbursement of the expenses of the Advisor and Sub-Advisor are similarly updated, to reflect a change in the expenses of the Advisor and the Sub-Advisor that we have agreed to reimburse.

In the event of the termination of the Advisory Agreement, the Advisor will cooperate with us and take all reasonable steps requested to assist our board of directors in making an orderly transition of the Advisory function for up to 60 days after the termination of the Advisory Agreement. Upon termination of the Advisory Agreement for any reason, the Advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination, and we will reimburse the Advisor for the costs and expenses incurred by the Advisor in connection with the termination and for providing the transition services required. Our board of directors shall determine whether any succeeding Advisor possesses sufficient qualifications to perform the Advisory function and to justify the compensation it would receive from us.

Effective July 1, 2021, we reimburse the Advisor and Sub-Advisor and their respective affiliates for all of the expenses attributable to us or our subsidiaries, including the Operating Partnership, and paid or incurred by the Advisor, the Sub-Advisor or their respective affiliates in providing services under the Advisory Agreement, provided that we generally do not reimburse the Advisor for any of its overhead costs such as rent and utilities. The expenses for which the Advisor may be reimbursed include, without limitation: (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other services providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (2) expenses of managing and operating our investments and properties, (3) out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, origination, financing and development of our investments, whether or not such investments are originated or acquired, and (4) effective July 1, 2021, personnel and related employment costs incurred by the Advisor, Sub-Advisor, or their affiliates in performing the services described in the Advisory Agreement, including but not limited to reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services, provided that no reimbursement shall be made for costs of such employees of the Advisor, Sub-Advisor or their affiliates to the extent that such employees serve as our executive officers.

The last paragraph prior to the list of personnel of the Sub-Advisor in the section “Management—The Sub-Advisor and Sound Point” on p. 89 of the base prospectus is updated as follows, and all other references in the prospectus to the reimbursement of the expenses of the Sub-Advisor are similarly updated.

The Advisor pays fees to the Sub-Advisor for the services it delegates to the Sub-Advisor or may direct us to pay a portion of the fees otherwise payable to the Advisor directly to the Sub-Advisor. Subject to limitations set forth in our charter, expenses of the Sub-Advisor incurred in connection with performing services for us will be deemed expenses of the Advisor and eligible for reimbursement by us to the extent provided in the Advisory Agreement.  Effective July 1, 2021, expenses of all personnel of the Sub-Advisor, when and to the extent engaged in providing services and assistance to us pursuant to the Sub-Advisory Agreement, are reimbursable by us in accordance with the Advisory Agreement with the prior approval of the Advisor that such expenses shall be submitted for reimbursement.

Expense Limitation Agreement

A new section headed “Expense Limitation Agreement” in inserted on p. 91 of the base prospectus under “Management” immediately before “—Real Estate Manager” to reflect our entry into an expense limitation agreement with the Advisor and the Sub-Advisor that places limits on the amount of expenses we reimburse to them.

We have entered into an expense limitation agreement with the Advisor and the Sub-Advisor (the “Expense Limitation Agreement”), effective July 1, 2021, pursuant to which the Advisor and the Sub-Advisor have agreed to waive reimbursement of or pay, on a quarterly basis, our annualized ordinary operating expenses for such quarter to the extent such expenses exceed 1.5% of our average monthly net assets attributable to each of our classes of common stock. “Ordinary operating expenses” for each class of our common stock consist of all ordinary expenses attributable to such class, including administration fees, transfer agent fees, fees paid to our independent directors, loan servicing expenses, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) advisory fees (both the fixed and performance components) payable to our Advisor, (b) interest expense and other financing costs, (c) taxes, (d) distribution or stockholder servicing fees, (e) operating expenses for any real estate owned, including depreciation, and (f) unusual, unexpected and/or nonrecurring expenses. We will repay the Advisor or the Sub-Advisor on a quarterly basis any ordinary operating expenses previously waived or paid, but only if the reimbursement would not cause the then-current expense limitation, if any, to be exceeded. In addition, the reimbursement of expenses will be made only if payable not more than three years from the end of the fiscal quarter in which the expenses were paid or waived.

The Expense Limitation Agreement has a one-year term, subject to annual renewals by a majority of our independent directors and by the Advisor and the Sub-Advisor. The Expense Limitation Agreement may not be terminated by the Advisor or the Sub-Advisor, but may be terminated by our independent directors on written notice to the Advisor and the Sub-Advisor.